Schedule 1

For the period beginning 60 days prior to the event which requires the filing of this statement, the Reporting Person set forth below effected the following transaction(s) in the Common Shares on the New York Stock Exchange. The prices below reflect the price paid by such Reporting Person per Common Share on the relevant trade date.

Reporting Person	Type of Transaction	Trade Date	Number of Shares	Price per Share
Control Empresarial	Sale	03/26/2026	960,000	$16.6545 (1)
Control Empresarial	Sale	03/27/2026	1,352,000	$16.6802 (2)

1. Weighted average price. These shares were sold in multiple transactions at prices ranging from $16.5506 to $16.81 inclusive. The Reporting Persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares sold at each separate price within the range set forth in this footnote (1).

2. Weighted average price. These shares were sold in multiple transactions at prices ranging from $16.50 to $16.895 inclusive. The Reporting Persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares sold at each separate price within the range set forth in this footnote (2).